December 9, 2015

Jason Fox

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for 12/31/14 Annual Report filed on February 27, 2015

MML Series Investment Fund II

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for 12/31/14 Annual Report filed on February 27, 2015

(together, the “Registrants”)

Dear Mr. Fox:

Below is a summary of the comments we received from you on November 10, 2015 regarding the above-mentioned Registrants, together with our responses. We appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2555 as soon as possible if you have any further questions or comments. Thank you.

Annual Report Comments

1.	Portfolio of Investments

Comment: Please disclose the terms of the rates for variable and floating rate securities.

Response: We will add disclosure to address the staff’s comment.

2.	Notes to Financial Statements

Comment: Please provide the SEC file numbers for each of the American Funds Growth and International Funds, as well as the internet address where the financial reports of each are located.

Response: We will add the SEC file numbers and internet address as requested.

3.	Notes to Financial Statements

Comment: Please provide additional disaggregation for Funds with significant Level 2 securities. For example, divide the Global Fund’s common stock into the applicable industry categories.

Response: We will add additional detail for any equity Fund with a significant amount of Level 2 securities.

4.	Fund Expenses

Comment: Please revise the footnote to the Hypothetical Example to disclose the number of days in the period and the year.

Response: We will make the requested change.

5.	Fund Expenses

Comment: Please add a footnote to explain that the expenses shown do not include insurance product fees and that the expenses would be higher if these fees were included.

Response: We will add the requested disclosure.

As requested, we acknowledge the following: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Very truly yours,

/s/ Nicholas H. Palmerino

Nicholas H. Palmerino

CFO and Treasurer, MML Series Investment Fund

CFO and Treasurer, MML Series Investment Fund II

Vice President, Massachusetts Mutual Life Insurance Company